

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2013

Francis M. DiNuzzo
President and CEO
Strategic Diagnostics, Inc.
111 Pencader Drive
Newark, Delaware 19702

> **Re: Strategic Diagnostics, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 31, 2013**
> **File No. 000-22400**

Dear Mr. DiNuzzo:

Please respond to this letter by amending your proxy statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to this comment, we may have additional comments.

Unaudited Consolidated Financial Statements for the Three Month Period Ended
March 31, 2013, page D-1

1. We note your response to comment one in our letter dated May 24, 2013. In light of the requirement to obtain shareholder approval for the sale of your Life Sciences Business, we do not believe that you have met the criteria provided in FASB ASC 360-10-45-9(a) that management, having the authority to approve the action, commits to a plan to sell the asset (disposal group) as of March 31, 2013. In this regard, we note that management and the Board of Directors do not control a majority of the voting shares, thus shareholder approval is not perfunctory. Please amend your Form 10-Q for the quarter ended March 31, 2013, filed on May 15, 2013 to reclassify the Life Sciences Business as held and used and its results of operations within continuing operations. In addition, please also revise your unaudited consolidated financial statements for the quarter ended March 31, 2013 appearing in Appendix D of your Preliminary Proxy Statement.

Unaudited Pro Forma Consolidated Financial Statements, page E-1

2. We note your response to comment two in our letter dated May 24, 2013, and the revision to your Preliminary Proxy Statement. In light of comment one above, we remind you that the first column of the pro forma financial statements should reflect your historical

financial statements. Refer to Rule 11-02(b)(4) and Instruction 3. to Rule 11-02(b) of Regulation S-X.

3. We note your response to comment four in our letter dated May 24, 2013, and the revision to your Preliminary Proxy Statement. In light of comment one above, we note that you will be required to provide pro forma statements of operations for the interim financial statements for the three months ended March 31, 2013 and the comparative three month interim period ended March 31, 2012 to reflect the Life Science Business as discontinued operations.

Please contact Leland Benton at (202) 551-3791, Dale Welcome at (202) 551-3865, or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Justin Chairman (*via e-mail*)
         Morgan, Lewis & Bockius LLP